FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Irene Aguiló
iaguilo@endesa.cl
For further information contact:
Jaime Montero	Jacqueline Michael
Investor Relations Director	jmc@endesa.cl
Endesa Chile
(56-2) 634-2329
jfmv@endesa.cl

ENDESA CHILE’S BOARD AGREEMENT
TO MODIFY THE CURRENT DIVIDEND POLICY

(Santiago, Chile, February 28, 2007) Endesa Chile (NYSE: EOC) announced today the following press release.

In accordance with the provisions of articles 9 and 10 of the Securities Market Law and General Rule No.30 issued by your Superintendence, and duly authorized by the board for this purpose, I hereby inform you of the following material information.

At the Company’s Board meeting held today, it was agreed to report as material information the Board’s agreement to modify the current dividend policy reported to the shareholders meeting in 2006, increasing from 50 % to 60 % the percentage distribution of net income for 2006 to be distributed as a final dividend to the shareholders.

Consequently, and taking into account the distributable income for the year 2006 and the distribution of the interim dividend paid in December 2006, which amounted to Ch$2.57, the board agreed at the same meeting to propose to the next ordinary shareholders meeting, to be held on April 24, 2007, the distribution of a final dividend amounting to Ch$10.84 per share, subject to its approval, which would be paid during May 2007.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: February 28, 2007	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.